UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                             A. O. SMITH CORPORATION
                                (Name of Issuer)

                     Class A Common Stock,  $5.00 par value
                         (Title of Class of Securities)

                                  831-865-10-0
                                 (CUSIP Number)


   Check the following box if a fee is being paid with this statement /_/.
   (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

   CUSIP No. 831-865-10-0


   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Smith Investment Company      IRS ID #39-6043416
             Lloyd B. Smith                SS ####-##-####
             Arthur O. Smith               SS ####-##-####

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             Not Applicable

   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

             Smith Investment Company      - Nevada
             Lloyd B. Smith                - United States
             Arthur O. Smith               - United States

   NUMBER OF      5  SOLE VOTING POWER
   SHARES              Smith Investment Company      -  5,378,168

   BENEFICIALLY   6  SHARED VOTING POWER

   OWNED BY             -0-

   EACH           7  SOLE DISPOSITIVE POWER

   REPORTING            Smith Investment Company     -  5,378,168

   PERSON              8  SHARED DISPOSITIVE POWER

   WITH                 -0-

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Smith Investment Company      - 5,378,168
             Lloyd B. Smith                - 0
             Arthur O. Smith               - 0

   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             Lloyd B. Smith           /x/
             Arthur O. Smith          /x/

   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             Smith Investment Company      - 92.4%
             Lloyd B. Smith                - 0%
             Arthur O. Smith               - 0%

   12   TYPE OF REPORTING PERSON*

             Smith Investment Company      - CO
             Lloyd B. Smith                - IN
             Arthur O. Smith               - IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1(a)      Name of Issuer:

                  A. O. Smith Corporation

   Item 1(b)      Address of Issuer's Principal Executive Officers:

                  11270 West Park Place
                  Milwaukee, Wisconsin 53224

   Item 2(a)      Name of Person Filing:

                  Smith Investment Company I.R.S. I.D. No. 39-6043416 Lloyd B. Smith -- S.S. No. ###-##-####
                  Arthur O. Smith -- S.S. No. ###-##-####

   Item 2(b)      Address of Principal Business Office or, if note,
   Residence:

                  Smith Investment Company
                  11270 West Park Place
                  Milwaukee, Wisconsin 53224

                  Lloyd B. Smith
                  11270 West Park Place
                  Milwaukee, Wisconsin 53224

                  Arthur O. Smith
                  11270 West Park Place
                  Milwaukee, Wisconsin 53224


   Item 2(c)      Citizenship

                  Nevada -- Smith Investment Company
                  United States -- Lloyd B. Smith and Arthur O. Smith

   Item 2(d)      Title of Class or Securities:

                  Class A Common Stock,  $5.00 par value

   Item 2(e)      CUSIP Number

                  831-865-10-0

   Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable

   Item 4.   Ownership

                 As of December 31, 1997,  Smith Investment Company owned
             5,378,168 shares of A. O. Smith Corporation Class A Common Stock
             or approximately 92.4% of the outstanding stock.    Smith
             Investment Company has sole power to vote and dispose of such shares.

                 Mr. Arthur O. Smith is Chairman and Chief Executive Officer
             and a director of Smith Investment Company; During 1993, Mr. Lloyd B. Smith retired as Vice President and a director of Smith Investment Company.

                 On December 31, 1997,  Arthur O. Smith owned beneficially
             118,445 shares, and his wife owned of record and beneficially 3,485 shares of the outstanding capital stock of Smith Investment Company ("SICO") and 199,130 shares were held in various trusts for the benefit of the wife and issue of
             Arthur O. Smith.    On December 31, 1997,  Lloyd B. Smith owned
             beneficially 962 shares of the outstanding capital stock of SICO and 312,043 shares were held in various trusts for the benefit
             of the wife and issue of Lloyd B. Smith.    In addition,

             Messrs. Smith were trustees of various trusts for the benefit of persons other than themselves, their wives and issue, which trusts held an aggregate of 501,910 shares of the capital stock
             of SICO outstanding on December 31, 1997.    Messrs. Smith have
             shared investment and voting power on all trusts for which they
             are co-trustees.    On all other trusts one or the other shares
             trust powers with at least one other person.    The shares of
             capital stock of SICO held beneficially by Messrs. Smith and their wives, together with shares held by Messrs. Smith in trust for others comprised 68.5% of the 1,658,533 outstanding
             shares of capital stock of SICO on December 31, 1997.   Messrs.
             Smith disclaim that any of the foregoing interests in the capital stock of SICO constitute beneficial ownership of any Class A Common Stock of A. O. Smith Corporation.

   Item 5    Ownership of Five Percent or Less of a Class:

             Not applicable

   Item 6    Ownership of More than Five Percent on Behalf of Another Person:

             Not applicable

   Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company:

             Not applicable

   Item 8    Identification and Classification of Members of the Group:

             Not applicable

   Item 9    Notice of Dissolution of Group:

             Not applicable

   Item 10   Certification

             Not applicable

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SMITH INVESTMENT COMPANY

                                      /s/ Arthur O. Smith
                                      Arthur O. Smith, Chairman & CEO
                                      January 22, 1998

                                      /s/ Lloyd B. Smith
                                      Lloyd B. Smith
                                      January 22, 1998

                                      /s/ Arthur O. Smith
                                      Arthur O. Smith
                                      January 22, 1998